Report on Annual Meeting of Shareholders

	The Annual Meeting of Shareholders of Virtus Total Return
Fund, Inc. was held on June 6, 2017. The meeting was held for purposes of electing two (2) nominees to the Board of Directors for a three-year term, or until a successor has been duly elected and qualified.

   The results were as follows:

Election of Directors
                    Votes For       Votes Withheld
R. Keith Walton     16,392,375      1,267,230
Brian T. Zino       16,376,111      1,283,495

      Based on the foregoing, R. Keith Walton and Brian T. Zino were re-elected to the Board of Directors. The Fund's other Directors who continue in office are George R. Aylward, Philip
R. McLoughlin, William R. Moyer, James M. Oates and James B.
Rogers, Jr.